Exhibit 16       Letter from Dabbs, Hickman, Hill & Cannon LLP regarding change in Certifying
                        Accountant

DABBS, HICKMAN, HILL & CANNON, LLP
Certified Public Accountants

319 South Main Street   P. O. Box 727  Statesboro, Georgia 30459

Securities and Exchange Commission
450 5th Street, N. W.
Washington, DC    20549

Gentlemen:

We were previously engaged with FMB Equibanc, Inc. (the “Company”) in part for purposes of auditing the Company’s financial statements for external reporting purposes.  On December 1, 2003, we were dismissed as accountants for the Company for purposes of performing audits of the financial statements for external reporting purposes.  We have read the Company’s statements filed as part of the report on Form 8-K, and we agree with such statements insofar as they relate to our firm.

/s/ Dabbs, Hickman, Hill & Cannon, LLP
Dabbs, Hickman, Hill & Cannon, LLP

Statesboro, Georgia
December 3, 2003